EXECUTED

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

05059059

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004
OR

[ ] TRANSITION REPORT PURSUANT TO SECTION (15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________ to

Commission file number 1-10816

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

MGIC INVESTMENT CORPORATION PROFIT SHARING AND SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

MGIC INVESTMENT CORPORATION
MGIC Plaza, 250 East Kilbourn Avenue
Milwaukee, WI 53202

Exhibit Index on Page 17

MGIC INVESTMENT CORPORATION PROFIT SHARING AND SAVINGS PLAN
INDEX OF FINANCIAL STATEMENTS AND SCHEDULES

	Pages
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2
FINANCIAL STATEMENTS:	
Statements of net assets available for benefits at December 31, 2004 and 2003	3
Statements of changes in net assets available for benefits for the years ended December 31, 2004 and 2003	4
Notes to financial statements	5-9
ADDITIONAL INFORMATION: *	
Form 5500, Schedule H Financial Information Part I - Asset and Liability Statement at December 31, 2004 and 2003	10-11
Form 5500, Schedule H Financial Information Part II - Income and Expense Statement for the year ended December 31, 2004	11-13
Form 5500, Schedule H Part IV, Item I - Schedule of Assets (Held At End of Year), December 31, 2004	14

*Other schedules required by the Department of Labor have been omitted because they are not applicable.

2

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
MGIC Investment Corporation Profit
Sharing and Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the MGIC Investment Corporation Profit Sharing and Savings Plan (the "Plan") at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Asset and Liability Statement, Income and Expense Statement, and Assets (Held at the End of year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Chicago, IL
June 3, 2005

MGIC INVESTMENT CORPORATION PROFIT SHARING AND SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2004 and 2003

	2004	2003
Assets:		
Investments:		
Mutual funds	$ 152,193,896	$ 156,241,608
MGIC Common Stock	31,644,919	31,946,586
Common and Collective Trust	29,193,236	0
Loans to participants	1,038,977	1,068,042
Cash	47,415	83,602
Receivables:		
Contributions:		
Employer - profit sharing	4,583,469	3,885,340
Employee - contributions	165,034	96,103
Employer - match	124,400	72,197
Accrued interest and dividends	45,038	0
Total receivables	4,917,941	4,053,640
Net assets available for benefits	$219,036,384	$193,393,478

The accompanying notes are an integral part of these financial statements.

4

MGIC INVESTMENT CORPORATION PROFIT SHARING AND SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS
For the years ended December 31, 2004 and 2003

	2004	2003
Additions (reductions) to net assets attributable to:		
Employer contributions:		
Employer - matching	$ 1,888,261	$ 2,477,530
Employer - profit sharing	4,583,469	3,885,340
Employee contributions	8,391,610	9,033,010
Investment income	2,949,831	3,402,792
Net appreciation (depreciation) in fair value of investments	21,808,706	32,285,617
	39,621,877	51,084,289
Deductions:		
Benefits	13,978,971	8,708,559
Net additions	25,642,906	42,375,730
Net assets available for benefits, beginning of year	193,393,478	151,017,748
Net assets available for benefits, end of year	$ 219,036,384	$ 193,393,478

The accompanying notes are an integral part of these financial statements.

MGIC INVESTMENT CORPORATION PROFIT SHARING AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan

The MGIC Investment Corporation Profit Sharing and Savings Plan (the "Plan") was established effective December 1, 1984, for the purpose of providing profit sharing and savings plan benefits as well as to add a "cash or deferred arrangement" qualified under Section 401(k) of the Internal Revenue Code of 1986 (the "Code"), effective January, 1986, to eligible employees of MGIC Investment Corporation (the "Company") employed on or after that date.

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan Agreement and the Summary Plan Description for more complete information.

General. The Plan covers employees of the Company. Employees are eligible to participate in the savings Plan components of the Plan on their first day of employment.

Contributions. Employer profit sharing contributions are determined by the Board of Directors of the Company. Such contributions, if any, are made on an annual basis. Participating employees of the Company may make voluntary contributions, through payroll deductions, on a before-tax basis (401(k) contributions), limited to the lesser of $13,000 and on an after-tax basis, limited by the $41,000 defined contribution limit from all plan contribution sources. Participant contribution amount changes are effective January 1st, and July 1st. Additionally, participants age 50 and older, may contribute catch up before-tax contributions ($3,000 for 2004) after first contributing the 40l(k) annual maximum. A matching employer contribution is made on employees' before-tax contributions at a rate of 80% of the first $1,000 contributed and 40% of the next $2,000 contributed. Employer profit sharing contributions are allocated to the individual participants' accounts in the ratio of the individual participants' compensation to the total of all participants' compensation.

Participants are allowed an election to allocate contributions to the MGIC Common Stock Fund, First American Bond Core Fund, First American Midcap Growth Opportunity Fund, American Century International Growth Fund, FMI Common Stock Fund, Franklin Mutual Shares Fund Class Z, Harbor Capital Appreciation Fund, Pioneer Fund Class A, Vanguard Institutional Index Fund, Vanguard Mid Cap Index Fund, Vanguard Small Cap Value Fund, Vanguard Small Cap Growth Fund, Dodge & Cox Balanced Fund and the T. Rowe Price International Fund, Goldman Sachs Mid Cap Value Fund, US Bank Stable Asset Fund in increments of 1%. In the absence of such an election, for continuing participants, the prior investment election remains in effect, and for new participants, all contributions are invested in the US Bank Stable Asset Fund.

1. Description of the Plan (continued)

The following features are available to the Plan's participants:

- The plan account is updated daily, providing daily market valuation.
- A toll-free, 24-hour hotline is available in addition to a website to access plan account information such as total current balance, balance by fund, and a projection feature for various contribution and earnings rate assumptions.
- The hotline and website is available to transfer existing account balances and to change the investment election for future contributions to the Plan as frequently as the participants desire.

Benefit Payments. At retirement, death or disability, a participant is entitled to receive as benefits the amount credited to their account. If employment is terminated for any other reason, a participant is entitled to the portion of their account attributable to their own contributions plus their vested interest in the portion of their account attributable to employer contributions. The participant may request withdrawals from their account in the event of financial hardship, as defined by Internal Revenue Service (IRS) regulations.

Vesting. The portion representing employer contributions vests with the participant as follows:

Years of Vesting Service at the Date of Termination	Percentage of Account Balance Representing Vested Interest
Year 1	0%
2	50%
3	75%
4 or more	100%

Any portion of the employer contributions that has not vested at termination is forfeited after a one year break in service. Forfeitures of employer profit sharing contributions are allocated to remaining participants and forfeitures of employer matching contributions are applied as a reduction of future matching contributions payable by the employer.

Loan Fund. Loans from the Plan are available to the Plan's participants in the event of financial hardship as defined by the IRS regulations.

2. Summary of Significant Accounting Policies

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein during the reporting period and, when applicable disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

The following are the significant accounting policies followed by the Plan:

Method of Accounting. The Plan's financial statements are prepared on the accrual basis of accounting.

Investments. Investments, other than participant loans, are reported at fair value based upon closing quotations on the last business day of the year.

Participant loans are valued at unpaid principal balances.

Purchases and sales of investments are recorded on a trade-date basis.

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

In accordance with the policy of stating investments at fair value, the net change in appreciation (depreciation) in fair value of investments for the year, is reflected in the Statements of Changes in Net Assets Available for Benefits.

Plan Costs and Expenses. In 2004 and 2003, benefit disbursing expenses, trustee fees, investment management service fees, and administrative costs of the Plan were paid for by the Company.

Contributions. Profit sharing contributions from the Company are accrued as authorized at the discretion of its Board of Directors. Contributions from employees and matching employer contributions are recorded in the period the Company makes payroll deductions from the Plan participants.

Benefits. Benefits are recorded when paid.

3. Investments

The Plan's investments are held by U. S. Bank, N.A. The following table presents the fair value of those investments at December 31, 2004 and 2003:

	2004		2003	
MGIC Common Stock Fund	$ 31,644,919	*	$ 31,946,586	*
First American Prime Obligation Money Market Fund	-		27,268,830	*
Cash	47,415		83,602	
First American Bond Core Fund	16,412,703	*	16,279,832	*
First American MidCap Growth Opp. Fund	19,651,907	*	15,715,097	*
American Century Intl Growth Fund	2,037,362		1,444,454	
FMI Common Stock Fund	2,867,375		1,488,811	
Franklin Mutual Shares Fund Class Z	-		2,513,640	
Harbor Capital Appreciation Fund	2,792,029		2,482,999	
Invesco Dynamics Fund	-		459,782	
Pioneer Fund Class A	1,436,770		1,338,828	
Vanguard Institutional Index Fund	45,725,388	*	41,872,186	*
Vanguard Mid Cap Index Fund	4,170,900		2,927,099	
Loans to participants	1,038,977		1,068,042	
Dodge & Cox Balanced Fund	29,994,490	*	23,000,456	*
T. Rowe Price International Fund	5,683,159		4,558,822	
Vanguard Small Cap Value Fund	10,455,770		7,296,123	
Vanguard Small Cap Growth Fund	8,033,678		7,594,650	
Goldman Sachs MidCap Value Fund	2,932,365		-	
US Bank Stable Asset Fund	29,193,236	*	-	
	$ 214,118,443		$ 189,339,838	

* Represents greater than 5 percent of investments.

The Plan's investments (including investments bought and sold, as well as held during the year) appreciated in value by $21,808,706 during 2004 and appreciated in value by $32,285,617 during 2003, as follows:

	2004	2003
Mutual funds invested in fixed maturities	$ (15,919)	($262,100)
Mutual funds invested in equities	15,167,332	22,344,189
MGIC Common Stock	6,657,293	10,203,528
	$21,808,706	$32,285,617

4. Tax Status

The Plan is intended to be a qualified plan under Section 401(a) and 401(k) of the Code and therefore exempt from Federal income taxes under the provisions of Section 501(a).

The Company has received a favorable determination of tax exempt status for the Plan from the IRS.

5. Party-In-Interest Transactions

All transactions involving MGIC Common Stock, loans to participants, US Bank Stable Asset Fund, and the First American Funds, co-administrated by U. S. Bancorp Asset Management, Inc. and U.S. Bancorp Fund Services, LLC are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under ERISA regulations.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated or should the Company elect to discontinue contributions, plan assets would be converted to cash and distributed to participants in accordance with their appropriate number of shares.

SCHEDULE H (Form 5500)
Department of the Treasury
Internal Revenue Service
Department of Labor
Employee Benefits Security Administration
Pension Benefit Guaranty Corporation

Financial Information

This schedule is required to be filed under Section 104 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an attachment to Form 5500.**

Official Use Only
OMB No. 1210-0110
2004
This Form is Open to Public Inspection.

For calendar year 2004 or fiscal plan year beginning , and ending ,

A Name of plan
MGIC INVESTMENT CORP PROFIT SHARING AND SAVINGS PLA

B Three-digit plan number ▶ 002

C Plan sponsor's name as shown on line 2a of Form 5500
MGIC INVESTMENT CORPORATION

D Employer Identification Number
39-1486475

Part I Asset and Liability Statement

1 Current value of plan assets and liabilities at the beginning and end of the plan year. Combine the value of plan assets held in more than one trust. Report the value of the plan's interest in a commingled fund containing the assets of more than one plan on a line-by-line basis unless the value is reportable on lines 1c(9) through 1c(14). Do not enter the value of that portion of an insurance contract which guarantees, during this plan year, to pay a specific dollar benefit at a future date. **Round off amounts to the nearest dollar.** MTIAs, CCTs, PSAs, and 103-12 IEs do not complete lines 1b(1), 1b(2), 1c(8), 1g, 1h, and 1i. CCTs, PSAs, and 103-12 IEs also do not complete lines 1d and 1e. See instructions.

Assets		(a) Beginning of Year	(b) End of Year
a Total noninterest-bearing cash	a	83602	47415
b Receivables (less allowance for doubtful accounts):			
(1) Employer contributions	b(1)	3957537	4707869
(2) Participant contributions	b(2)	96103	165034
(3) Other	b(3)	0	45038
c General investments:			
(1) Interest-bearing cash (incl. money market accounts and certificates of deposit)	c(1)		
(2) U.S. Government securities	c(2)		
(3) Corporate debt instruments (other than employer securities):			
(A) Preferred	c(3)(A)		
(B) All other	c(3)(B)		
(4) Corporate stocks (other than employer securities):			
(A) Preferred	c(4)(A)		
(B) Common	c(4)(B)		
(5) Partnership/joint venture interests	c(5)		
(6) Real estate (other than employer real property)	c(6)		
(7) Loans (other than to participants)	c(7)		
(8) Participant loans	c(8)	1068042	1038977
(9) Value of interest in common/collective trusts	c(9)		29193236
(10) Value of interest in pooled separate accounts	c(10)		
(11) Value of interest in master trust investment accounts	c(11)		
(12) Value of interest in 103-12 investment entities	c(12)		
(13) Value of interest in registered investment companies (e.g., mutual funds)	c(13)	156241608	152193896
(14) Value of funds held in insurance co. general account (unallocated contracts)	c(14)		
(15) Other	c(15)		

Official Use Only

		(a) Beginning of Year	(b) End of Year
1d Employer-related investments:			
(1) Employer securities	d(1)	31946586	31644919
(2) Employer real property	d(2)		
e Buildings and other property used in plan operation	e		
f Total assets (add all amounts in lines 1a through 1e)	f	193393478	219036384
Liabilities			
g Benefit claims payable	g		
h Operating payables	h		
i Acquisition indebtedness	i		
j Other liabilities	j		
k Total liabilities (add all amounts in lines 1g through 1j)	k	0	0
Net Assets			
l Net assets (subtract line 1k from line 1f)	l	193393478	219036384

Part II Income and Expense Statement

2 Plan income, expenses, and changes in net assets for the year. Include all income and expenses of the plan, including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. Round off amounts to the nearest dollar. MTIAs, CCTs, PSAs and 103-12 IEs do not complete lines 2a, 2b(1)(E), 2e, 2f, and 2g.

Income		(a) Amount	(b) Total
a Contributions:			
(1) Received or receivable in cash from: (A) Employers	a(1)(A)	6471730	
(B) Participants	a(1)(B)	8391610	
(C) Others (including rollovers)	a(1)(C)		
(2) Noncash contributions	a(2)		
(3) Total contributions. Add lines 2a(1)(A), (B), (C), and line 2a(2)	a(3)		14863340
b Earnings on investments:			
(1) Interest:			
(A) Interest-bearing cash (including money market accounts and certificates of deposit)	b(1)(A)	320715	
(B) U.S. Government securities	b(1)(B)		
(C) Corporate debt instruments:	b(1)(C)		
(D) Loans (other than to participants)	b(1)(D)	0	
(E) Participant loans	b(1)(E)	61128	
(F) Other	b(1)(F)		
(G) Total interest. Add lines 2b(1)(A) through (F)	b(1)(G)		381843
(2) Dividends: (A) Preferred stock	b(2)(A)		
(B) Common stock	b(2)(B)	2567988	
(C) Total dividends. Add lines 2b(2)(A) and (B)	b(2)(C)		2567988
(3) Rents	b(3)		
(4) Net gain (loss) on sale of assets: (A) Aggregate proceeds	b(4)(A)	10614141	
(B) Aggregate carrying amount (see instructions)	b(4)(B)		
(C) Subtract line 2b(4)(B) from line 2b(4)(A) and enter result	b(4)(C)		10614141

Official Use Only

			(a) Amount	(b) Total
2b	(5) Unrealized appreciation (depreciation) of assets: (A) Real estate	b(5)(A)		
	(B) Other	b(5)(B)	11194565	
	(C) Total unrealized appreciation of assets. Add lines 2b(5)(A) and (B)	b(5)(C)		11194565
	(6) Net investment gain (loss) from common/collective trusts	b(6)		
	(7) Net investment gain (loss) from pooled separate accounts	b(7)		
	(8) Net investment gain (loss) from master trust investment accounts	b(8)		
	(9) Net investment gain (loss) from 103-12 investment entities	b(9)		
	(10) Net investment gain (loss) from registered investment companies (e.g., mutual funds)	b(10)		
c	Other income	c		
d	Total income. Add all **income** amounts in column (b) and enter total	d		39621877
	Expenses			
e	Benefit payment and payments to provide benefits:			
	(1) Directly to participants or beneficiaries, including direct rollovers	e(1)	13978971	
	(2) To insurance carriers for the provision of benefits	e(2)		
	(3) Other	e(3)		
	(4) Total benefit payments. Add lines 2e(1) through (3)	e(4)		13978971
f	Corrective distributions (see instructions)	f		
g	Certain deemed distributions of participant loans (see instructions)	g		
h	Interest expense	h		
i	Administrative expenses: (1) Professional fees	i(1)		
	(2) Contract administrator fees	i(2)		
	(3) Investment advisory and management fees	i(3)		
	(4) Other	i(4)		
	(5) Total administrative expenses. Add lines 2i(1) through (4)	i(5)		0
j	Total expenses. Add all **expense** amounts in column (b) and enter total	j		13978971
	Net Income and Reconciliation			
k	Net income (loss) (subtract line 2j from line 2d)	k		25642906
l	Transfers of assets			
	(1) To this plan	l(1)		
	(2) From this plan	l(2)		

Part III Accountant's Opinion

3 Complete lines 3a through 3c if the opinion of an independent qualified public accountant is attached to this Form 5500. Complete line 3d if an opinion is not attached.

a The attached opinion of an independent qualified public accountant for this plan is (see instructions):

(1) ☒ Unqualified (2) ☐ Qualified (3) ☐ Disclaimer (4) ☐ Adverse

b Did the accountant perform a limited scope audit pursuant to 29 CFR 2520.103-8 and/or 103-12(d)? ☐ Yes ☒ No

c Enter the name and EIN of the accountant (or accounting firm) ▸ 13-4008324

PRICEWATERHOUSECOOPERS, LLP

d The opinion of an independent qualified public accountant is **not attached** because:

(1) ☐ this form is filed for a CCT, PSA or MTIA. (2) ☐ it will be attached to the next Form 5500 pursuant to 29 CFR 2520.104-50.

Official Use Only

Part IV Transactions During Plan Year

4 CCTs and PSAs do not complete Part IV. MTIAs, 103-12 IEs, and GIAs do not complete 4a, 4e, 4f, 4g, 4h, 4k, or 5. 103-12 IEs also do not complete 4j.

During the plan year:		Yes	No	Amount
a Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? (see instructions and DOL's Voluntary Fiduciary Correction Program)	a		X	
b Were any loans by the plan or fixed income obligations due the plan in default as of the close of plan year or classified during the year as uncollectible? Disregard participant loans secured by participant's account balance. (Attach Schedule G (Form 5500) Part I if "Yes" is checked)	b		X	
c Were any leases to which the plan was a party in default or classified during the year as uncollectible? (Attach Schedule G (Form 5500) Part II if "Yes" is checked)	c		X	
d Were there any nonexempt transactions with any party-in-interest? (Do not include transactions reported on line 4a. Attach Schedule G (Form 5500) Part III if "Yes" is checked on line 4d.)	d		X	
e Was this plan covered by a fidelity bond?	e	X		20000000
f Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty?	f		X	
g Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser?	g		X	
h Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser?	h		X	
i Did the plan have assets held for investment? (Attach schedule(s) of assets if "Yes" is checked, and see instructions for format requirements)	i	X		
j Were any plan transactions or series of transactions in excess of 5% of the current value of plan assets? (Attach schedule of transactions if "Yes" is checked and see instructions for format requirements)	j		X	
k Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan or brought under the control of the PBGC?	k		X	

5a Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If yes, enter the amount of any plan assets that reverted to the employer this year ☐ Yes ☒ No Amount ______

5b If, during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions).

5b(1) Name of plan(s)	5b(2) EIN(s)	5b(3) PN(s)

MGIC INVESTMENT CORPORATION PROFIT SHARING AND SAVINGS PLAN
FORM 5500, SCHEDULE H PART IV ITEM I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2004

COLUMN A	COLUMN B	COLUMN C	COLUMN D
	IDENTITY OF ISSUE, BORROWER, LESSOR OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT	CURRENT VALUE
1	First American Bond Core Fund *	1,453,738.0700 shares, fixed income fund	16,412,703
2	First American Mid Cap Growth Opportunity Fund *	491,789.4700 shares, registered investment company	19,651,907
3	American Century Intl Growth Fund	224,874.3400 shares, registered investment company	2,037,362
4	Dodge & Cox Balanced Fund	378,002.4000 shares, registered investment company	29,994,490
5	FMI Common Stock Fund	114,010.9200 shares, registered investment company	2,867,375
6	Harbor Capital Appreciation Fund	97,385.0300 shares, registered investment company	2,792,029
7	Goldman Sachs M/C Value Fund	87,402.8300 shares, registered investment company	2,932,365
8	Pioneer Fund Class A	34,160.0100 shares, registered investment company	1,436,770
9	T. Rowe Price International Fund	439,532.7600 shares, registered investment company	5,683,159
10	Vanguard Institutional Index Fund	413,019.4900 shares, registered investment company	45,725,388
11	Vanguard Mid Cap Index Fund	266,681.61 shares, registered investment company	4,170,900
12	Vanguard Small Cap Growth Fund	529,925.9800 shares, registered investment company	8,033,678
13	Vanguard Small Cap Value Fund	748,444.50 shares, registered investment company	10,455,770
14	Various Participants *	Loans to participants, interest at 5.0% to 10.5%, due through 2014	1,038,977
15	MGIC Investment Corporation *	459,221.0000 shares common stock	31,644,919
16	US Bank Stable Asset Fund *	880,375.03 shares, common collective investment fund	29,193,236
			$214,071,028

* Party-in-interest investment (see Note 5 to the financial statements).

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MGIC Investment Corporation Profit Sharing and Savings Plan
(Name of Plan)

June 24, 2005

Plan Administrative Committee,
acting as Plan Administrator

By:
J. Michael Lauer

MGIC INVESTMENT CORPORATION
PROFIT SHARING AND SAVINGS PLAN AND TRUST

FORM 11-K ANNUAL REPORT

EXHIBIT INDEX

Exhibit Number	Description of Exhibit	Sequentially Numbered Page
24	Consent of PricewaterhouseCoopers LLP	18

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-123627) of MGIC Investment Corporation of our report dated June 3, 2005 relating to the financial statements MGIC Investment Corporation Profit Sharing and Savings Plan , which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chicago, Illinois
June 27, 2005